

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4546

September 8, 2016

Michael J. Alexander
Executive Vice President and Chief Executive Officer
Nodak Mutual Insurance Company
1101 First Avenue North
Fargo, ND 58102

> **Re: NI Holdings, Inc.**
> **Draft Registration Statement on Form S-1**
> **Submitted August 12, 2016**
> **CIK No. 0001681206**

Dear Mr. Alexander:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1.   As currently proposed, your method for meeting the minimum offering amount does not appear to comport with Exchange Act Rule 10b-9. Please provide us with an analysis, including any legal authority, as to how the potential purchase by the ESOP of 240,000 shares of common stock issued in the offering (which you intend to fund by loaning the ESOP a portion of the net offering proceeds) qualifies as a "bona fide" purchase in compliance with Exchange Act Rule 10b-9. For guidance, please refer to Exchange Act Release No. 11532 (July 11, 1975) (stating that a minimum contingency offering may not be considered "sold" for purposes of the Rule 10b-9 unless the securities are sold in bona fide transactions and the purchase prices are fully paid).

2.   In addition, please tell us how this transaction will be structured so that you receive the funds in escrow for the ESOP's subscription during the subscription offering phase but prior to the closing of the offering. Also, please consider any necessary changes to your Use of Proceeds and elsewhere, if appropriate, to reflect the minimum and maximum gross proceeds as a result of the loan may be less than $76,500,000 and $103,500,000, respectively.

3.   With reference to your disclosure on page 103, please also provide us with an analysis, including any legal authority, as to how the potential purchases by the directors and officers of Nodak Mutual (in order to meet the minimum offering amount) qualify as "bona fide" purchases in compliance with Exchange Act Rule 10b-9.

The Conversion of Nodak Mutual from Mutual to Stock Form, page 4

4.   Please revise to disclose the reasons for the offering. To the extent that the offering is required by state law in connection with the conversion, please revise to also disclose the reasons for the conversion.

Limits on Your Purchase of Common Stock, page 10

5.   Based on your disclosures on pages 6 and 10 and the plan of conversion filed as Exhibit 2.1, it appears that members have the right to subscribe for up to 10.35 million shares, or 370 shares per member, in the subscription offering but only have the right to receive cash redemptions for 9 million shares, or 322 shares per member. Accordingly, please tell us why the prospectus cover page indicates that eligible members will only receive 322 subscription rights "to purchase NI Holdings common stock in the offering." We further note that your disclosure on page 90 indicates that members will receive, without payment, non-transferable rights to purchase up to 5% of the total number of shares in the offering. Please advise and, as necessary, revise your disclosures to clarify the subscription and redemption rights granted to each member.

Implications of Being an Emerging Growth Company, page 13

6.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Risk Factors, page 14

3.   Please revise to highlight the first full risk factor on page 27 concerning risks relating to your status as an insurance holding company.

<u>Our success depends on the ability of our insurance company subsidiaries to underwrite risks…, page 18</u>

7.   With reference to your disclosure in the third paragraph on page 73, please revise the heading and the risk disclosure to discuss your reliance on a third-party to underwrite your multi-crop peril and crop hail insurance.

<u>Use of Proceeds, page 35</u>

8.   We note your disclosure on page 25 indicating that the North Dakota Insurance Department may require you to contribute proceeds to Nodak Insurance Company. Please revise to disclose, if applicable, the approximate amount you intend to allocate to this use. To the extent that the amount is not known or estimable, please revise to disclose when you will know the amount that would need to be contributed.

9.   Your disclosure at the top of page 5 indicates that you have current plans to deploy funds from the offering. Accordingly, please refer to Regulation S-K, Item 504 and revise to identify the principal intended purposes and the approximate intended amounts.

<u>Dividend Policy, page 38</u>

10.   We refer to the second paragraph under the heading. Please revise to explain why there is uncertainty with respect to dividends payments to Nodak Mutual Group.

<u>Unaudited Pro Forma Condensed Consolidated Balance Sheet, page 41</u>

11.   Please remove pro forma book value per share since this measure is not contemplated in the preparation requirements of Article 8 or Article 11 of Regulation S-X or tell us your basis for this presentation.

<u>Loss and Loss Adjustment Expense Reserves, page 52</u>

12.   We believe your disclosure regarding the estimation of the reserves for loss and loss adjustment expenses could be improved to better explain the judgments and uncertainties surrounding this estimate and the potential impact on your financial statements. In order to show investors the potential variability in the most recent estimate of your loss reserve, quantify and present preferably in a tabular format the impact that reasonably likely changes in the key assumptions identified may have on reported results, financial position and liquidity. Explain why management believes the scenarios quantified are reasonably likely.

13.   Please explain how the amount disclosed for favorable development of $5.5 million for 2014 ties to the table on page 77. In addition, please explain why the amount disclosed on page 62 for favorable development in 2015 of $9.1 million as it appears from the table on page 77 that the favorable development was $8.8 million. Please expand your disclosure on page 62 to clarify the reasons for the favorable development in 2014.

Results of Operations, page 60

14.   Please tell us why you highlight your expense, loss and combined ratios for the three-month period ended March 31, 2016 but do not present these ratios in your disclosures covering the fiscal years ended December 31, 2015 and 2014.

Contractual Obligations, page 64

15.   Please populate the amounts for estimated gross loss & loss adjustment expense payments in the table.

Battle Creek Mutual Insurance Company ("Battle Creek"), page 70

16.   Please expand your disclosure of the affiliation agreement and surplus note to provide the material terms including each party's material rights and obligations, duration, termination provisions and any material payment provisions and/or revenue sharing. In addition, please file the agreement as an exhibit in accordance with Item 601 of Regulation S-K.

Organic Growth Strategy, page 71

17.   Please revise to disclose how your 2015 expense ratio of 26.2% compares in quantitative terms to that of your peers. Also, your disclosure on page 61 indicates that your expense ratio was 34.7% for the quarter ended March 31, 2016. Please tell us whether this higher ratio is lower than your peers for the comparable period.

American Farm Bureau Insurance Services, page 74

18.   We refer to the last sentence under the heading. Please revise to disclose whether you are entitled to a set percentage of AFBIS profits and whether you have received material payments in recent periods.

The Conversion and The Offering, page 88

19.   Please revise to include a brief discussion of the material terms of the North Dakota conversion statute.

20.   Your disclosure references approval by the North Dakota Insurance Commissioner on [ ], 2016 and indicates that such approval is a condition to closing the offering. Please tell us and revise, as appropriate, to clarify when the North Dakota Insurance Commissioner approval will occur. In this regard, tell us whether the approval is needed prior to commencement of the offering.

If Subscriptions Received in the Subscription Offering Meet…, page 92

21.   Please reconcile your disclosure in the first sentence under the above heading with your disclosure in the third paragraph on page 6.

The Valuation of Nodak Mutual and the Subscription Rights, page 93

22.   We note the disclosure on page 95 indicating that Feldman principally considered the price-to-book value and the price-to-earnings ratios. Please revise to highlight these ratios in the tables on pages 95 and 96.

23.   We refer to your disclosure in the first paragraph under the table on page 96. Please revise to explain how the advisor calculated or otherwise determined the 35% to 45% discount. Also, revise to quantify the size of the discount and premium referenced in the second sentence of the paragraph.

Marketing and Underwriting Arrangements, page 101

24.   Please revise to clarify whether Griffin Financial is an underwriter and whether the fees paid to Griffin and other broker-dealers constitute underwriting fees. Alternatively, please explain to us the reasons for the uncertainty.

Committees of the Board of Directors, page 113

25.   Please revise to disclose whether you will qualify as a "controlled company" under NASDAQ rules and whether you will rely on any of the corporate governance exemptions. If so, please also add risk factor disclosure and highlight the risk in the Summary.

Stock-Based Plans, page 114

26.   Please revise to disclose the number of shares approved under the plan.

Benefit Plans and Employment Agreements, page 115

27.   We refer to the 2015 non-equity incentive plan awards reflected in the Summary Compensation Table on page 115. Please revise your benefits plan discussion to disclose the material terms of this compensation plan and briefly discuss the reasons for the 2015

awards to your named executive officers, including a general description of the formula or criteria applied in determining the amounts payable. Refer to Regulation S-K, Item 402(o)(5). Also, file a copy of the plan as an exhibit to the registration statement.

28. Please revise your disclosure to discuss the material terms of the employee stock ownership plan. Please include the disclosure that would be required if you were registering the offering of these shares on Form S-8. For guidance, please see Compliance Disclosure Interpretations, Securities Act Forms, Question 216.01.

Index to Consolidated Financial Statements
General

29. We note your disclosure on page 69 that NI Holdings, Inc. was formed for the purpose of becoming the stock holding company and currently holds minimal assets and has not conducted any business. However, we do not believe this provides a sufficient basis to omit the audited financial statements of the registrant. Please provide audited financial statements of the registrant NI Holdings, Inc. as required by Rule 3-01(a) of Regulation S-X, or tell us why you believe such financial statements are not required.

Notes to Consolidated Financial Statements
1. Summary of Significant Accounting Policies
Organization and Business, page F-9

30. Please revise your disclosure to provide net premiums earned by product or group of similar products or by major line of business. Refer to ASC 280-10-50-40.

Exhibits

31. Please file the Employee Stock Ownership Plan as an exhibit to your registration statement.

You may contact Vanessa Robertson at (202) 551-3649 or Mary Mast at (202) 551-3613 if you have questions regarding comments on the financial statements and related matters. Please contact Tara Keating Brooks at (202) 551-8336 or Joseph McCann at (202) 551-6262 with any other questions.

Sincerely,

/s/ Joseph McCann for

Suzanne Hayes
Assistant Director
Office of Insurance and Healthcare

cc: Wesley R. Kelso, Esq. — Stevens & Lee P.C.